UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule 14f-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CLEAR SYSTEM RECYCLING, INC.

(Exact name of registrant as specified in its corporate charter)

Commission File No.: 333-174155

                                                                                           Nevada                                                                     27-4673791

                                                                            (State or other jurisdiction of                                    (I.R.S. Employer Identification No.)

                                                                           Incorporation or Organization)

9 Scheel Drive, Markham, Ontario, L6E OM2

(Address of Principal Executive Offices) (Zip Code)

(416) 800-6679

(Registrant's telephone number, including area code)

4915 Portalis Way, Anacertes, WA 98221

(Former name or former address, if changed since last report)

SCHEDULE 14F-1

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY AND IN ITS ENTIRETY. HOWEVER, YOU ARE NOT REQUIRED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT. References throughout this information statement to “we”, “us”, and “our” are to Clear System Recycling, Inc.

INTRODUCTION

This information statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 thereunder in connection with proposed changes in a majority of the membership of the board of directors of Clear System Recycling, Inc. (the “Company”). The date of this information statement is March 27, 2012.

This information statement is being mailed to shareholders of record as of March 27, 2012 and filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2012.

On the tenth (10th) day after this Information Statement has been filed and distributed to shareholders, Clear System Recycling, Inc., a Nevada corporation (the “Company”), plans to appoint the individual named herein to its Board of Directors. In connection therewith, Brian Pollard and Cheryl Nesler have tendered their resignation as all of the directors of the board of the Company to be replaced by the individual named herein.

Additionally, on March 26, 2012, Brian Pollard resigned as President, Chief Executive Officer and Chief Financial Officer and Cheryl Nesler resigned as Secretary and Min Zou was appointed to serve as the Company's Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer.

No action is required by the shareholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to the Company's shareholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of the Company's directors occurs (otherwise than at a meeting of the Company's shareholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF MIN ZOU TO THE BOARD. NO ACTION IS REQUIRED BY OUR SHAREHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

TRANSACTIONS

On March 26, 2012, Min Zou (the “Purchaser”), entered into a Stock Purchase Agreement (the “Stock Purchase”) with Brian Pollard and Cheryl Nesler (collectively “Seller”) pursuant to which the Seller sold an aggregate of 2,000,000 shares of Common Stock of Clear System Recycling, Inc., a Nevada corporation (the “Company”), representing approximately 64% of the total issued and outstanding shares of Common Stock of the Company, for a total purchase price of $120,000.

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Upon the closing of the Stock Purchase, the Purchaser acquired 2,000,000 shares of Common Stock, or approximately 64% of the issued and outstanding Common Stock and attained voting control of the Company. The form of the Stock Purchase Agreement between the Seller and the Purchaser is attached as Exhibit A hereto.

In connection with the Stock Purchase, Brian Pollard resigned as President, Chief Executive Officer and Chief Financial Officer and Cheryl Nesler resigned as Secretary, and Min Zou was appointed to serve as the Company's Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer.

DESCRIPTION OF BUSINESS

The Company was incorporated under the laws of the state of Nevada on January 24, 2011. Clear System Recycling, Inc. intends to be a specialized recycling systems company that exclusively targets and helps hospitals implement waste reduction programs. The Company intends to become an organization that better educates and connects hospital administrators, department heads, and staff with programs that can dramatically improve their levels of waste divergence.  To date, the Company has taken certain steps to develop its website in pursuit of this business plan; however we currently lack sufficient funding to execute our planned business.

VOTING SECURITIES AND SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

On March 26, 2012, the Purchaser entered into the Stock Purchase with Seller pursuant to which the Seller sold an aggregate of 2,000,000 shares of Common Stock of the Company, representing approximately 64% of the total issued and outstanding shares of Common Stock of the Company, for a total purchase price of $120,000.

Upon the closing of the Stock Purchase, the Purchaser acquired 2,000,000 shares of Common Stock, or approximately 64% of the issued and outstanding Common Stock and attained voting control of the Company.

We are presently authorized to issue 100,000,000 shares of common stock. As of March 26, 2012, there are 2,940,000 shares of Common Stock issued and outstanding. We are authorized to issue 15,000,000 shares of preferred stock, $0.001 par value. There are no issued or outstanding shares of preferred stock.

The following table sets forth certain information as of March 26, 2012 with respect to the beneficial ownership of the Company's outstanding common stock. Except as otherwise indicated, each of the shareholders listed below has sole voting and investment power over the shares beneficially owned.

                                                                                                                            Percentage of

                                                                              Common Stock                    Common Stock

Name of Beneficial Owner                               Beneficially Owned           Beneficially Owned(1)

Min Zou                                                                  2,000,000                                64%

Officers and Directors

                                                                               3

   as a group (1 person)                                            2,000,000                                64%

  Percentage ownership is based on an assumption of 2,940,000 shares of common stock outstanding as of March 26, 2012. There are no outstanding options, warrants or other securities convertible into our Common Stock.

CHANGE OF CONTROL OF REGISTRANT

Pursuant to the Purchase Transaction and following the filing and distribution to shareholders of this Schedule 14f-1 Mr. Brian Pollard and Ms. Cheryl Nesler will resign from the Board and the following individual will become the Company's sole officer and director:

Name                                                   Age                  Position

Min Zou                                              42                    President, Chief Executive Officer, Secretary, Treasurer and Director

Min Zou

Min Zou has more than ten years of experience in corporate finance, securities, and consulting for the public listing services. From 2005 through 2009 she served as corporate finance for Citation Capital, Inc., a company located in Toronto, Ontario, Canada which provided business consulting services, including, but not limited to, mergers and acquisitions and investment banking. From 2009 through 2010, she served as an executive mortgage officer for Cetum Fundamental Financial Inc., a full service mortgage company located in Toronto, Ontario, Canada. Since 2010 she has served as an investment advisor and corporate finance consultant for Portfolio Strategies Securities, Inc., a securities brokerage firm based in Toronto, Ontario, Canada. Ms. Zou received a bachelor’s degrees from Huazhong University of Science and Technology in Wuhan, Hubei, China and an MBA in finance from Boston College – Hult International Business School, Cambridge, Massachusetts. Ms. Zou also holds a master’s degree in landscape architecture from University of Guelph, Ontario, Canada.

Prior to the Purchase Transaction, our officers and directors were Brian Pollard and Cheryl Nesler. On March 26, 2012, Mr. Pollard and Ms. Nesler resigned from all offices held by them. Additionally, Brian Pollard and Cheryl Nesler tendered their resignation as directors to be effective on the tenth day following the filing of this Information Statement with the SEC and the mailing of this Information Statement to our shareholders (the “Effective Date”). In connection with the Purchase Transaction, Mr. Pollard and Ms. Nesler appointed Ms. Min Zou (“Incoming Director”) as sole director. The change in directors is expected to occur on the Effective Date. The Incoming Director was nominated by written consent.

The Incoming Director is not currently a director of, nor does he hold any position with us or has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, the Incoming Director has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

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SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who beneficially own more than 10% of a registered class of the Company's equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company's securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of the Company's common stock are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms that they file.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Presently, none of the Company's current or resigning officers or directors has received or will receive any compensation for services rendered unto the Company. They all agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Company has generated revenues from operations after consummation of a merger or acquisition. The Company currently has no funds available to pay officers or directors. Further, none of the officers or directors are accruing any compensation pursuant to any agreement with the Company.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

SIGNATURE

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLEAR SYSTEM RECYCLING, INC.

By: /s/Min Zou

Name: Min Zou

Title: President and Chief Executive Officer

Dated: March 27, 2012

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EXHIBIT A

COMMON STOCK PURCHASE AGREEMENT

THIS COMMON STOCK PURCHASE AGREEMENT is entered into the _____ day of February, 2012 (the “Agreement”), by and among the Sellers listed on Schedule 1.1 (the “Sellers”), the Purchaser listed on Schedule 1.1 (the “Purchaser”) and Clear System Recycling, Inc., a Nevada corporation (“CLSR” or the “Company”). Certain capitalized terms are defined in Section 9.12.

WHEREAS, the Sellers owns an aggregate of 2,000,000 shares (the “Shares”) of common stock, par value $0.001 per share of the Company (the “Common Stock”) representing approximately 68% of the issued and outstanding shares of Common Stock of the Company; and

WHEREAS, the Purchaser desire to purchase from the Sellers, and the Sellers desires to sell to the Purchaser, all the Shares (the “Purchased Shares”) subject to the tenus and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual agreements contained in this Agreement, the Purchaser and the Sellers agree as follows:

1.
SALE AND/OR CANCELLATION OF THE SHARES

(a)                Sale of the Shares. Subject to the terms and conditions set forth in this Agreement, Sellers agree to (a) sell, transfer and assign to the Purchaser and the Purchaser agrees to purchase from the Sellers the Purchased Shares, for an aggregate purchase price of One Hundred Twenty Thousand US dollars ($120,000.00), (the “Purchase Price”).

(b)               Allocation of the Shares. The proportion of the Purchased Shares purchased and the Purchase  Price to be paid, by the Purchaser is set forth on Schedule 1.1 attached hereto.

2.
CLOSING AND DELIVERY

(a)                Closing Date. Upon the terms and subject to the conditions set forth herein, the consummation of the purchase and sale of the Purchased Shares (the “Closing”) shall be held at such date (the “Closing Date”) and time as determined at the mutual discretion of the Sellers and the Purchaser; provided,  however,  that the Closing shall occur no later than 30 days after the conditions precedent contained in Article 7 herein have been satisfied (which the parties hereto agree shall not be later than February 21, 2012 unless extended as provided for herein). The Closing shall take place at the offices of Purchaser in Toronto, or by the exchange of documents and instruments by mail, courier, telecopy and wire transfer to the extent mutually acceptable to the parties hereto.

(b)               Delivery at Closing. At the Closing:

(i)                    The Sellers shall deliver to the Escrow Agent stock certificates representing the Shares, duly endorsed for transfer to the Purchaser, and accompanied by: (i) if required by the Company’s transfer agent, an opinion of counsel reasonably acceptable to the Company, the Purchaser and the Company’s transfer agent and (ii) stock powers or other instruments of transfer duly executed to the Purchaser, and with all requisite documentary or transfer tax stamps affixed; and

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(ii)               The Purchaser shall transfer the aggregate Purchase Price to the Escrow Agent in the form of certified bank check or wire transfer pursuant to the instructions on Schedule 1.1.

(c)          Escrow.  Subject to the terms and conditions set forth herein, Sellers, Purchaser, the Company and Charles B. Pearlman, Esq., Pearlman & Pearlman LLC, Counsel to Quintairos, Prieto, Wood & Boyer, P.A., One East Broward Boulevard, Suite 1400, Fort Lauderdale, FL 33301. Phone: 954-523-7008 x6021; Fax: 954-523-7009.  Email: cpearlman@gpwblaw.com and James B. Parsons, Esq., Parsons / Burnett / Bjordhal /Hume, LLP (the “Escrow Agents”) upon execution and delivery, shall enter into that certain escrow agreement, substantially in the form of Exhibits B and C attached hereto, providing that the funds be held by Pearlman and Pearlman and the shares and supporting documents be held by James B. Parsons, Esq., Parsons / Burnett / Bjordhal / Hume, LLP 1850 Skyline Tower, 10900 NE 4th Street, Bellevue, WA 98004. T: 425-451-8036 F: 425-451-8568, Email: jparsons@pblaw.biz each being released as described according to this Agreement as detailed in the Escrow Agreements (the “Escrow Agreements”).

3.
REPRESENTATIONS AND WARRANTIES OF SELLERS AND THE COMPANY

Except as set forth under the corresponding section of the disclosure schedules (the “Disclosure Schedules”) attached hereto as Exhibit A, Sellers and the Company jointly and severally represent and warrant to the Purchaser that:

(a)                Existence and Power. CLSR is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Nevada and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted. CLSR has heretofore delivered to the Purchaser true and complete copies of the Articles of Incorporation, as amended, and By-laws, each as currently in effect.

(b)               Authorization; No Agreements. The execution, delivery and performance by Sellers of this Agreement, the performance of its obligations hereunder, and the consummation of the transactions contemplated are within the Sellers’s powers. This Agreement has been duly and validly executed and delivered by the Sellers and is a legal, valid and binding obligation of the Sellers, enforceable against it in accordance with its terms. The execution, delivery and performance by the Sellers of this Agreement does not violate any contractual restriction contained in any agreement which binds or affects or purports to bind or affect the Sellers. The Sellers are not a party to any agreement, written or oral, creating rights in respect of any of such Shares in any third party or relating to the voting of the Shares. Sellers are the lawful owner of the Shares, free and clear of all security interests, liens, encumbrances, equities and other charges, Sellers represents that, following consummation of the transactions contemplated, they shall not own shares of Common Stock. Sellers further represents that they do not beneficially own any options, warrants or other rights to purchase shares of Common Stock. There are no outstanding or authorized options, warrants, rights, calls, commitments, conversion rights, rights of exchange or other agreements of any character, contingent or otherwise, providing for the purchase, issuance or sale of any of the Shares, or any arrangements that require or permit any of the Shares to be voted by or at the discretion of anyone other than the Sellers, and there are no restrictions of any kind on the transfer of any of the Shares other than (a) restrictions on transfer imposed by the Securities Act of 1933, as amended (the “Securities Act”) and (b) restrictions on transfer imposed by applicable state securities or “blue sky” laws. Sellers acquired the Shares on January 27, 2011.

(c)                Capitalization.

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(i)                 The number of shares and type of all authorized, issued and outstanding capital stock of the Company is set forth in the Disclosure Schedules attached hereto. All of the issued and outstanding shares of capital stock of the Company have been duly authorized, validly issued and are fully paid and non-assessable. All of the issued and outstanding shares of capital stock of the Company have been offered, issued and sold by the Company in compliance with all applicable federal and state securities laws. No securities of the Company are entitled to preemptive or similar rights, and no Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated. Except as a result of the purchase and sale of the Shares, there are no outstanding options, warrants, script rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exchangeable for, or giving any Person any right to subscribe for or acquire, any shares of Common Stock, or contracts, commitments, understandings or arrangements by which the Company is or may become bound to issue additional shares of Common Stock, or securities or rights convertible or exchangeable into shares of Common Stock. The issuance and sale of the Shares will not obligate the Company to issue shares of Common Stock or other securities to any Person (other than the Purchaser) and shall not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under such securities.

(ii)               There are no outstanding obligations, contingent or otherwise, of CLSR to redeem, purchase or otherwise acquire any capital stock or other securities of CLSR.

(iii)             There are no shareholder agreements, voting trusts or other agreements or understandings to which CLSR or Sellers is a party or by which either of them are bound relating to the voting of any shares of the capital stock of CLSR.

(iv)             The Shares shall be duly authorized for issuance, when delivered in accordance with the terms of this Agreement, and shall be validly issued, fully paid and non-assessable and the transfer of said Shares shall not be subject to any preemptive or other similar right.

(d)               Subsidiaries.  CLSR has no subsidiaries.

(e)                Financial Statements.

(i)                 SEC Reports; Financial Statements. The Company has filed all reports required to be filed by it under the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including pursuant to Section 13(a) or 15(d) of the Exchange Act, since its inception as a public reporting company (the foregoing materials being collectively referred to herein as the “SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. The Sellers has identified and made available to the Purchaser a copy of all SEC Reports filed within the 10 days preceding the date of this Agreement. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, and the rules and regulations of the Securities and Exchange Commission (the “Commission”) promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”), except as may be otherwise specified in such financial statements or the notes thereto, and fairly present in all material respects the financial position of the Company and its consolidated subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

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(ii)               Except as set forth in its Form S-1/A for the fiscal year ended March 31, 2011, CLSR has not been engaged in any other business activity since at least September 30, 2011.

(iii)             Since the date of the filing of its quarterly report on Form 10-Q for the period ended September 30, 2011, except as specifically disclosed in the SEC Reports: (i) there has been no event, occurrence or development that has had or that could result in a Material Adverse Effect; (ii) the Company has not incurred any liabilities (contingent or otherwise) or amended of any material term of any outstanding security; (iii) the Company has not altered its method of accounting or the identity of its auditors; (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock; (v) the Company has not issued any equity securities to any officer, director or Affiliate of the Company; (vi) the Company has not made any loan, advance or capital contributions to or investment in any Person; (vii) the Company has not entered into any transaction or commitment made, or any contract or agreement entered into, relating to its business or any of its assets (including the acquisition or disposition of, or creation of a lien on, any assets) or any relinquishment by CLSR of any contract or other right; (viii) the Company has not granted any severance or termination pay to any current or former director, officer or employee of CLSR, or increased the benefits payable under any existing severance or termination pay policies or employment agreements or entered into any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any current or former director, officer or employee of CLSR; (ix) the Company has not established, adopted or amended (except as required by applicable law) any collective bargaining, bonus, profit sharing, thrift, pension, retirement, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any current or former director, officer or employee of CLSR; (x) the Company has not increased the compensation, bonus or other benefits payable or otherwise made available to any current or former director, officer or employee of CLSR; (xi) the Company has not made any tax election or any settlement or compromise of any tax liability, in either case that is material to CLSR or entered into any transaction by the Company not in the ordinary course of business.

(f)                No Liabilities or Debts.  As of the date of this Agreement, there are no liabilities or debts of CLSR of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances which could reasonably be expected to result in such a liability or debt. The Company is not a guarantor of any indebtedness of any other person, firm or corporation.

(g)                Litigation.  There is no action, suit, investigation, audit or proceeding pending against, or to the best knowledge of CLSR threatened against or affecting, CLSR or any of its assets or properties before any court or arbitrator or any governmental body, agency or official. The Company is not subject to any outstanding judgment, order or decree. Neither the Company nor any officer, key employee or 5% stockholder of the Company in his, her or its capacity as such, is in default with respect to any order, writ, injunction, decree, ruling or decision of any court, commission, board or any other government agency. The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company under the Exchange Act or the Securities Act.

(h)               Taxes.  (a) CLSR has (i) duly filed with the appropriate taxing authorities all tax returns required to be filed by or with respect to its business, or are properly on extension and all such duly filed tax returns are true, correct and complete in all material respects and (ii) paid in full or made adequate provisions for on its balance sheet (in accordance with GAAP) all Taxes shown to be due on such tax returns. There are no liens for taxes upon the assets of CLSR except for statutory liens for current taxes not yet due and payable or which may thereafter be paid without penalty or are being contested in good faith. CLSR has not received ans’ notice of audit, is not undergoing any audit of its tax returns, or has received any notice of deficiency or assessment from any taxing authority with respect to liability for taxes which has not been fully paid or finally settled. There have been no waivers of statutes of limitations by CLSR with respect to any tax returns. CLSR has not filed a request with the Internal Revenue Service for changes in accounting methods within the last three years which change would affect the accounting for tax purposes, directly or indirectly, of its business. CLSR has not executed an extension or waiver of any statute of limitations on the assessment or collection of any taxes due (excluding such statutes that relate to years currently under examination by the Internal Revenue Service or other applicable taxing authorities) that is currently in effect.

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(i)                 Internal Accounting Controls Sarbanes-Oxley Act of 2002. To the best of its knowledge, the Company is in compliance with the requirements of the Sarbanes-Oxley Act of 2002 applicable to it as of the date of this Agreement. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company has established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and designed such disclosures controls and procedures to ensure that material information relating to the Company is made known to the certifying officers by others within those entities, particularly during the period in which the Company’s Form 10-K or 10-Q, as the case may be, is being prepared. The Company’s certifying officers have evaluated the effectiveness of the Company’s controls and procedures as of the date of its most recently filed periodic report (such date, the “Evaluation Date”). The Company presented in its most recently filed periodic report the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no significant changes in the Company’s internal controls (as such term is defined in Item 307(b) of Regulation S-K under the Exchange Act) or, to the Company’s knowledge, in other factors that could significantly affect the Company’s internal controls. CLSR’s auditors, at  all relevant times, have been duly registered in good standing with the Public Company Accounting Oversight Board.

(j)                 Solvency; Indebtedness. Based on the financial condition of the Company as of the Closing Date: (i) the fair saleable value of the Company’s assets exceeds the amount that will be required to be paid on or in respect of the Company’s existing debts and other liabilities (including known contingent liabilities) as they mature; (ii) the Company’s assets do not constitute unreasonably small capital to carry on its business for the current fiscal year as now conducted and as proposed to be conducted, including its capital needs taking into account the particular capital requirements of the business conducted by the Company and projected capital requirements and capital availability thereof; and (iii) the current cash flow of the Company, together with the proceeds the Company would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its debt when such amounts are required to be paid. The Company does not intend to incur debts beyond its ability to pay such debts as they mature. The Company has no knowledge of any facts or circumstances which lead it to believe that it will file for reorganization or liquidation under the bankruptcy or reorganization laws of any jurisdiction within one (1) year from the Closing Date. The SEC Reports set forth as of the dates thereof all outstanding secured and unsecured Indebtedness of the Company, or for which the Company has commitments. The Company is not in default with respect to any Indebtedness. At the Closing, there will be no outstanding liabilities, obligations or indebtedness of the Company whatsoever.

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(k)               No brokerage or finder’s fees or commissions are or will be payable by the Company or Sellers to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by this Agreement, and the Company has not taken any action that would cause any Purchaser to be liable for any such fees or commissions. The Company and Sellers agree that the Purchaser shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of any Person, including for fees of the type contemplated by this Section, and Sellers shall indemnify and hold Purchaser and the Company harmless from any fees, costs or liabilities of any kind incurred by Purchaser in connection therewith.

(l)                 Disclosure.  The Company and Sellers confirm that neither it nor they, nor any other Person acting on their behalf has provided any of the Purchaser or her agents or counsel with any information that constitutes or might constitute material, nonpublic information concerning the Company. The Company and Sellers understand and confirm that the Purchaser will rely on the foregoing representations in effecting transactions in securities of the Company. All disclosure provided to the Purchaser regarding the Company, its business and the transactions contemplated,. including the Disclosure Schedules to this Agreement, furnished by or on behalf of the Company with respect to the representations and warranties made herein are true and correct with respect to such representations and warranties and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company and Sellers acknowledge and agree that the Purchaser has not made, nor is the Purchaser making, any representations or warranties with respect to the transactions contemplated other than those specifically set forth herein.

(m)             No Disagreements with Accountants and Lawyers. There are no disagreements of any kind presently existing, or reasonably anticipated by the Company to arise, between the accountants and lawyers formerly or presently employed by the Company and the Company is current with respect to any fees owed to its accountants and lawyers.

(n)               No Conflicts. The execution, delivery and performance of this Agreement and the transactions contemplated do not and will not: (i) conflict with or violate any provision of the Company’s Certificate or Articles of Incorporation, By-laws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of any agreement, credit facility, debt or other instrument (evidencing a Company debt or otherwise) or other understanding to which the Company is a party or by which any property or asset of the Company is bound or affected or (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company is bound or affected.

(o)               Filings, Consents and. Approvals. Neither the Sellers nor the Company are required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance of this Agreement.

(p)               Compliance.  The Company: (i) is not in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company under), nor has the Company received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is not in violation of any order of any court, arbitrator or governmental body and (iii) is not and has not been in violation of any statute, rule or regulation of any governmental authority.

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(q)               Transactions With Affiliates and Employees. Except as required to be set forth in the SEC Reports, none of the officers or directors of the Company and, to the knowledge of the Sellers, none of the Affiliates or employees of the Company is presently a party to any transaction with the Company (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

(r)                 Assets.  Except as set forth in the SEC Reports, the Company has no assets, including, without limitation, goodwill, assets, real property, tangible personal property, intangible personal property, rights and benefits under contracts and cash, as to which there will be no distribution prior to March 31, 2012. All Company leases for real or personal property are in good standing, valid and effective in accordance with their respective terms, and there is not under any of such leases, any existing material default or event of default (or event which with notice or lapse of time, or both, would constitute a material default).

(s)                Investment Company/Investment Advisor. The business of the Company does not require it to be registered as an investment company or investment advisor, as such terms are defined under the Investment Company Act and the Investment Advisors Act of 1940.

(t)                 Environmental Matters. The Company has complied with all applicable Environmental Laws (as defined below). There is no pending or threatened civil or criminal litigation, written notice of violation, formal administrative proceeding or investigation, inquiry or information request by any Governmental Entity relating to any Environmental Law involving the Company.

(u)               Informed Decision. Sellers are aware of the Company’s business affairs and financial condition, and have reached an informed and knowledgeable decision to sell the Shares.

(v)               Trading With the Enemy Act; Patriot Act. No sale of the Company’s securities or the Company’s use of the proceeds from such sale has violated the Trading with the Enemy Act, as amended, or any of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto. Without limiting the foregoing, the Company (a) is not a person whose property or interests in property are blocked pursuant to Section 1 of Executive Order 13224 of September 23, 2001 Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (66 Fed, Reg. 49079 (2001)) and (b) does not engage in any dealings or transactions, or be otherwise associated, with any such person. The Company is in compliance with the Patriot Act of 2001.

(w)              Listing on the OTCBB. The Common Stock has been approved for listing on the Over-The-Counter Bulletin Board (the “OTCBB”) and the Company has and continues to satisfy all of the requirements of the OTCBB for such listing and for the trading of its Common Stock thereunder.

(x)               Consummation of the Merger. Sellers acknowledges that it is the intention of the Purchaser, upon completion of the transactions contemplated, to cause the Company to consummate a Merger. Sellers further acknowledge that, upon consummation of the Merger, it is likely that each Share will increase in value, possibly substantially. Sellers have had such opportunity as it desires to ask Purchaser any questions and receive information concerning the proposed Merger, including the risks associated therewith, and have received satisfactory answers to such questions and desires to complete the sale of the Purchased Shares contemplated under this Agreement.

                                                                               12

4.
REPRESENTATIONS OF THE PURCHASER

The Purchaser represents and warrants, solely as to herself, to the Sellers, as follows:

(a)                Execution and Delivery. The execution, delivery and performance by the Purchaser of this Agreement is within Purchaser’s powers, and does not violate any contractual restriction contained in any agreement which binds or affects or purports to bind or affect the Purchaser.

(b)               Binding Effect. This Agreement, when executed and delivered by the Purchaser shall be irrevocable and will constitute the legal, valid and binding obligations of the Purchaser enforceable against the Purchaser in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, moratorium and other laws of general application affecting enforcement of creditors’ rights generally or general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(c)                Investment Purpose. The Purchaser represents that she is purchasing the Shares for her own account, with the intention of holding the Shares, with no present intention of dividing or allowing others to participate in this investment or of reselling or otherwise participating, directly or indirectly, in a distribution of the Shares, and shall not make any sale, transfer, or pledge thereof without registration under the Securities Act and any applicable securities laws of any state unless an exemption from registration is available under those laws. The Purchased Shares delivered to the Purchaser shall bear a restrictive legend indicating that they have not been registered under the Securities Act of 1933 and are “restricted securities” as that term is defined in Rule 144 under the Act.

(d)               Investment Representation. The Purchaser represents that she has adequate means of providing for her current needs and have no need for liquidity in this investment in the Shares. The Purchaser represents that she is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act. The Purchaser has no reason to anticipate any material change in her financial condition for the foreseeable future. The Purchaser is financially able to bear the economic risk of this investment, including the ability to hold the Shares indefinitely or to afford a complete loss of his, her or its investment in the Shares.

(e)                Investment Experience. The Purchaser has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares.

(f)                Opportunity to Ask Questions. The Purchaser has had a full and fair opportunity to make inquiries about the terms and conditions of this Agreement, to discuss the same and all related matters with her own independent counsel, her own accountants and tax advisers. The Purchaser has been given the opportunity to ask questions of, and receive answers from Sellers concerning the terms and conditions of this Agreement, and to obtain such additional written information about CLSR to the extent Sellers possesses such information or can acquire it without unreasonable effort or expense. Notwithstanding the foregoing, the Purchaser has had the opportunity to conduct her own independent investigation.

(g)                Negative Covenant. The Purchaser covenants, prior to the Closing, not to vote in favor of any action, other than the Merger and all actions in connection therewith (which may or may not include dilution), which dilutes the share ownership of Sellers or effect any action which materially adversely effects Sellers and the Company.

                                                                               13

5.
COVENANTS OF THE COMPANY

(a)                Public Company Status. The Company shall make any and all necessary filings under the Exchange Act so that it remains a reporting company under the Exchange Act and its Common Stock continues to be a publicly-traded security.

(b)               Listing of Common Stock. The Company shall, to the best of its ability, cause the Common Stock of CLSR to continue to be approved for listing on the OTCBB.

6.
COVENANTS OF THE PARTIES

The parties hereto agree that:

(a)                Public Announcements. The Sellers, the Company and the Purchaser shall consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated and, except as may be required by applicable law, will not issue any such press release or make any such public statement prior to such consultation and without the consent of the other parties.

(b)               Notices of Certain Events. In addition to any other notice required to be given by the terms of this Agreement, each of the parties shall promptly notify the other party hereto of:

(i)                 any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with any of the transactions contemplated by this Agreement;

(ii)               Any notice or other communication from any governmental or regulatory agency or authority in connection with the transactions contemplated by this Agreement; and

(iii)             any actions, suits, claims, investigations or proceedings commenced or, to its knowledge threatened against, relating to or involving or otherwise affecting such party that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3 or Section 4 (as the case may be) or that relate to the consummation of the transactions contemplated by this Agreement.

(c)                Access to Information. Following the date of this Agreement, until consummation of all transactions contemplated, the Sellers and the Company shall give to the Purchaser, her counsel, financial advisers, auditors and other authorized representatives reasonable access to the offices, properties, books and records, financial and other data and information as the Purchaser and her respective representatives may reasonably request.

(d)               CLSR’s Business. CLSR will not, without the prior written consent of Purchaser: (i) make any material change in the type or nature of its business, or in the nature of its operations, (ii) create or suffer to exist any debt, other than that currently shown in the SEC Reports, (iii) issue any capital stock or (iv) enter into any new agreements of any kind (other than those contemplated by this Agreement) or undertake any new obligations or liabilities.

                                                                               14

7.
CONDITIONS PRECEDENT

(a)                Conditions of Obligations of the Purchaser. The obligations of the Purchaser are subject to the satisfaction of the following conditions, any or all of which may be waived in whole or in part by the Purchaser, solely as to herself:

(i)                 Representations and Warranties. Each of the representations and warranties of the Sellers and the Company set forth in this Agreement shall be true and correct in all material respects as of (1) the date of this Agreement (except to the extent such representations and warranties speak as of an earlier date), (2) the date of the Merger and (3) the Closing Date, as though made on and as of all of such dates.

(ii)               Compliance Certificate. The authorized officer of CLSR shall deliver to the Purchaser at the Closing a certificate certifying: (i) that there has been no material adverse change in the business, affairs, prospects, operations, properties, assets or conditions of the Company since the date of this Agreement; (ii) that attached thereto is a true and complete copy of CLSR’s Articles of Incorporation, as amended, as in effect at the Closing; (iii) that. attached thereto is a true and complete copy of its By-laws as in effect at the Closing; and (iv) each of the representations and warranties of the Sellers and the Company set forth in this Agreement are true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date.

(iii)             Good Standing Certificate. The Company shall have furnished the Purchaser with good standing and existence certificates for CLSR in its jurisdiction of formation and such other jurisdictions as the Purchaser reasonably requests.

(iv)             Certified List of Record Holders. The Purchaser shall have received a current certified list from the CLSR’s transfer agent of the holders of record of CLSR’s Common Stock.

(v)               Board of Directors Resolutions. The Purchaser shall have received executed resolutions of the Board of Directors of CLSR approving the election of Helen Min Zou to the board of directors.

(vi)             Performance.  The Sellers and the Company shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing, including, but not limited to, execution, and compliance with all terms and provisions, of the Escrow Agreements.

(b)               Conditions of Obligations of the Sellers. The obligations of the Sellers to effect the sale of the Shares are subject to the following conditions, any or all of which may be waived in whole or in part by the Purchaser.

(i)                 Representations and Warranties. Each of the representations and warranties of the Purchaser set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date.

(ii)               Compliance Certificate.           The Purchaser shall each deliver to the Sellers at the Closing a certificate certifying each of the representations and warranties of the Purchaser set forth in  this Agreement are true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date.

                                                                               15

(iii)             Performance.  The Purchaser shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by heron or before the Closing, including, but not limited to, execution, and compliance with all terms and provisions of the Escrow Agreement.

8.
TERMINATION

(a)                Termination.  This Agreement may be terminated and the purchase and sale of the Shares may be abandoned at any time prior to the Closing:

(i)                 by mutual written consent of the parties hereto;

(ii)               by either the Sellers or the Purchaser if the Closing shall not have occurred on or before February 15, 2012 (unless the failure to consummate the transactions by such date shall be due to the action or failure to act of the party seeking to terminate this Agreement or regulatory delays);

(iii)             by the Purchaser if (i) Sellers shall have failed to comply in any material respect with any of the covenants, conditions, terms or agreements contained in this Agreement to be complied with or performed by Sellers; or (ii) any representations and warranties of Sellers or the Company contained in this Agreement shall not have been true when made or on and as of the Closing Date as if made on and as of Closing Date (except to the extent it relates to a particular date); or (iii) she is not satisfied with her due diligence review of the Sellers and the Company; or

(iv)             by Sellers if (i) the Purchaser shall have failed to comply in any material respect with any of the covenants, conditions, terms or agreements contained in this Agreement to be complied with or performed by her; or (ii) any representations and warranties of the Purchaser contained in this Agreement shall not have been true when made or on and as of the Closing Date.

(b)               Effect of Termination. In the event of the termination of this Agreement pursuant to this Article 8, all further obligations of the parties under this Agreement shall forthwith be terminated without any further liability of any party to the other parties; provided, however, that nothing contained in this Section 8.2 shall relieve any party from liability for any breach of this Agreement.

9.
MISCELLANEOUS

(a)                Notices.  All notices, requests and other communications to any party hereunder shall be in writing and either delivered personally, telecopied or sent by certified or registered mail, postage prepaid.

If to the Sellers:             Dr. Brian Pollard

Dr. Cheryl Nesler

4915 Portales Way

Anacortes, Washington 98221

With a copy to:             James B. Parsons, Esq.

Parsons / Burnett / Bjordhal / Hume, LLP

1850 Skyline Tower 10900 NE 4th Street Bellevue, WA 98004

                                                                               16

T: 425-451-8036

F: 425-451-8568

Email: jparsons@pblaw.biz

If to Purchaser:             Helen Min Zou

1020 Dennison St. Unit 200 Markham, Ontario

Canada L3R3W5

With a copy to:             Charles B. Pearlman, Esq.

                                     Pearlman & Pearlman LLC Counsel to Quintairos, Prieto, Wood & Boyer, P.A.

One East Broward Boulevard, Suite 1400

Fort Lauderdale, FL 33301 954-523-7008 x6021

954-523-7009

Email: cpearlman@qpwblaw.com

If to the Company:        Clear System Recycling, Inc. 4915 Portales Way Anacortes, WA 98221

With a copy to:             James B. Parsons, Esq.

Parsons / Burnett / Bjordhal / Hume, LLP 1850 Skyline Tower

10900 NE 4th Street

Bellevue, WA 98004

T; 425-451-8036

F: 425-451-8568

Email: jparsons@pblaw.biz

or such other address or fax number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date delivered personally or by overnight delivery service, electronically with read receipt, telecopied or, if mailed, five (5) business days after the date of mailing if received prior to 5 p.m. in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

(b)               Amendments; No Waivers.

(i)                 Any provision of this Agreement with respect to transactions contemplated may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by the Sellers and Purchaser; or in the case of a waiver, by the party against whom the waiver is to be effective.

(ii)               No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

                                                                               17

(c)                Fees and Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(d)               Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns; provided that Purchaser shall have the right to assign this Agreement to an affiliate of the Purchaser, and no other party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party, but any such transfer or assignment will not relieve the appropriate party of its obligations hereunder.

(e)                Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida, without giving effect to the principles of conflicts of law thereof.

(f)                Jurisdiction.  Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with this Agreement or the transactions contemplated may be brought in any federal or state court located in the City of Ft. Lauderdale, County of Broward, State of Florida, and each of the parties consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 9.1. shall be deemed effective service of process on such party. Each party (including its affiliates, agents, officers, directors and employees)  irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated.

(g)                Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures were upon the same instrument. This Agreement shall become effective when each party has received counterparts signed by all of the other parties. No provision of this Agreement is intended to confer upon any Person other than the parties hereto any rights or remedies under this Agreement.

(h)               Entire Agreement. This Agreement and the attached Exhibits and Schedules constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

(i)                 Captions.  The captions are included for convenience of reference only and shall be ignored in the construction or interpretation of this Agreement.

(j)                 Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated is not affected in any manner materially adverse to any parties. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated are consummated as originally contemplated to the fullest extent possible.

                                                                               18

(k)               Specific Performance. The parties agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the its terms and that the parties shall be entitled to specific performance of the terms of this Agreement in addition to any other remedy to which they are entitled at law or in equity.

(l)                 Definition and Usage. For purposes of this Agreement:

“Affiliate” means, with respect to any Person, any other Person, or indirectly controlling, controlled by or under common control with such Person.

“Environmental Law” shall mean any federal, state or local law, statute, rule or regulation or the common law relating to the environment or occupational health and safety, including any statute, regulation, administrative decision or order pertaining to: (i) treatment, storage, disposal, generation and transportation of industrial, toxic or hazardous materials or substances or solid or hazardous waste; (ii) air, water and noise pollution; (iii) groundwater and soil contamination; (iv) the release or threatened release into the environment of industrial, toxic or hazardous materials or substances, or solid or hazardous waste, including emissions, discharges, injections, spills, escapes or dumping of pollutants, contaminants or chemicals; (v) the  protection of wild life, marine life and wetlands, including all endangered and threatened species; (vi) storage tanks, vessels, containers, abandoned or discarded barrels and other closed receptacles; (vii) health and safety of employees and other persons; and (viii) manufacturing, processing, using, distributing, treating, storing, disposing, transporting or handling of materials regulated under any law as pollutants, contaminants, toxic or hazardous materials or substances or oil or petroleum products or solid or hazardous waste. As used above, the terms “release” and “environment” shall have the meaning set forth in the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (CERCLA).

“Indebtedness” shall mean (a) any liabilities for borrowed money or amounts owed, (b) all guaranties, endorsements and other contingent obligations, whether or not the same are or should be reflected in the Company’s balance sheet or the notes thereto, except guaranties by endorsement of negotiable instruments for deposit or collection in the ordinary course of business, and (c) the present value of any lease payments under leases required to be capitalized in accordance with GAAP.

“Material Adverse Effect” means any effect or change that is or would be materially adverse to the business, operations, assets, prospects, condition (financial or otherwise) or results of operations of the Company and any of its subsidiaries, taken as a whole.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality of the foregoing.

“Taxes” means any and all federal, state, local, foreign or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any taxing authority, including, without limitation, taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth, and taxes or other charges in the nature of excise, withholding, ad valorem or value added.

                                                                               19

(m)             Survival.  The representations and warranties contained in this Agreement shall survive the Closing and delivery of the Shares only as against Sellers, and notwithstanding any provision to the contrary contained in this Agreement, upon and after the Closing, any claim by Purchaser for a breach of any representation or warranty of Sellers or the Company contained in this Agreement may be made only against Sellers and Purchaser shall have no claim against the Company for any such breach.

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IN WITNESS WHEREOF, each of the following individuals has caused this Agreement to be signed, and each party that is not an individual has caused this Agreement to be duly executed under seal by its respective authorized officers, all as of the day and year first above written.

SELLERS:

By: /s/ Brian Pollard_______________
Name: Brian Pollard

By: /s/ Cheryl Nesler______________
Name: Cheryl Nesler

THE COMPANY:

CLEAR SYSTEM RECYCLING, INC.

By: /s/ Brian Pollard_______________
Name: Brian Pollard Title: President

PURCHASER:

By: /s/ Helen Min Zou_____________
Name: Helen Min Zou

                                                                               21

Schedule 1.1

Portion of Purchased Shares and Purchase Price

SELLERS:        Brian Pollard                                                                        1,000,000  50%

                        Cheryl Nesler                                                                       1,000,000  50%

Portion of Purchased Shares and Purchase Price

2,000,000  100%

PURCHASERS: Helen Min Zou

ESCROW AGENT WIRING INSTRUCTIONS For the Sellers:

BANK: Bank of America, Bellevue at Fourth Branch (Bellevue, WA) ABA: 026009593

BENEFICIARY: Parsons/Burnett/Bjordahl/Hume, LLP IOLTA ACCOUNT: 50046416

REFERENCE: Clear System Recycling, Inc.

Schedule 1.2

The “Purchased Shares” shall mean all of Seller’s shares in Clear System Recycling Inc..

EXHIBIT A
Disclosure Schedules
of
Clear System Recycling., Inc.

Matters reflected in these disclosure schedules are not necessarily limited to the matters required by the Agreement to be disclosed in the disclosure schedules. Such additional matters are set forth for informational pup-poses and do not necessarily include other matters of a similar nature.

Section 3.3
Capitalization

The Company currently has 100,000,000 shares of common capital stock, $0.001 par value authorized of which 2,940,000 shares are issued and outstanding and 15,000,000 shares of $0.001 par value Preferred Shares, none of which are issued or outstanding.

Section 3.5
Financial Statements

CLSR’s financial statements are true and correct.

The Company is a fully reporting company under Section 12(g) of the Exchange Act.

Section 3.10
Solvency; Indebtedness

 N/A

Section 3.15
Filings, Consents and Approvals

CLSR is filing an 8K with respect to the change of ownership and control.

Section 3.17
Transactions with Affiliates and Employees

At the effective time no contracts, agreements or other arrangements exist between the Company (CLSR) and any officer, director or affiliate.

Section 3.18
Assets

The Company has no leases and no assets other than the website which it built for its business and which is no longer operative.